U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for December, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | GRANT AND ACCEPTANCE OF SHARE
AWARDS BY DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND
DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
JSE: SOLBE1
ZAE000151817
Sasol BEE Ordinary Share code:
Sasol BEE Ordinary ISIN code:
(“Sasol” or “Company”)

GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS AND PRESCRIBED
OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF
SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that executive directors, prescribed officers of Sasol, and directors of major subsidiaries of Sasol, have been granted, and have accepted, conditional share awards in terms of the Sasol Long-Term Incentive (“LTI”) Plan (“the Plan”).

The Board or the Sasol Remuneration Committee (“the Committee”), as appropriate, approved the share awards made on 4 December 2020 in accordance with the rules of the
Plan.

65% of the LTI award for prescribed officers and directors of Sasol is in the form of performance shares and vesting thereof will be subject to service conditions and the achievement of the following corporate performance targets:
FY21 | Performance period from 1 July 2020 – 30 June 2023
MEASURE
WEIGHTING
THRESHOLD (0%)
TARGET (100%)
STRETCH TARGET
(200%)
Climate Change
25%
Deliver 150 MW of
renewable energy by 30
June 2023
Deliver 200 MW of
renewable energy by 30
June 2023
Deliver 300 MW of
renewable energy by 30
June 2023
ROIC rest of
Sasol
35%
ROIC (excl. AUC) at SA
WACC of 13,5% per
annum
ROIC (excl. AUC) at SA
WACC of 13,5% + 1% =
14,5% per annum
ROIC (excl. AUC) at SA
WACC of 13,5% +2% =
15,5% per annum
ROIC USA
10%
ROIC (excl. AUC) at US
WACC of 8% per
annum
ROIC (excl. AUC) at US
WACC of 8% + 0,5% =
8,5% per annum
ROIC (excl. AUC) at US
WACC of 8% + 1% = 9%
per annum
TSR measured
against the peer
group
30%
Below the 50th
percentile of the index
60th percentile of the index
75th percentile of the index
ROIC (return on invested capital)
AUC (assets under construction)
WACC (weighted average cost of capital)
TSR (total shareholder return)

The performance period over which the above targets must be met, is three years. Of the performance shares, 50% will vest subject to the achievement of these performance conditions after three years and the balance, subject to the fulfilment of service conditions, will vest after five years from the date of the award. The remaining 35% of the LTI award is in the form of time restricted shares, with a vesting period of five years.

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements.

In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.

The rules of the Plan are available on the Sasol website at
www.sasol.com
.

The following awards have been made to prescribed officers and directors of Sasol and major subsidiaries:
Award date:
4 December 2020
Acceptance date:
14 December 2020
Vesting periods:
In respect of performance shares (65% of the award):
50% after 3 years and the balance after 5 years
In respect of time restricted shares (35% of the award)
100% after 5 years
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual LTI Award (off-market)
Price per share*
R129,58
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Total value of
the transaction
(ZAR)**
Brand, H C Prescribed Officer Sasol Limited 51 781 6 709 781,98
Grobler, F R Director Sasol Limited 145 855 18 899 890,90
Kahla, V D Director
Sasol Limited
Sasol South Africa
Limited
Sasol (USA) Corporation
Sasol Oil (Pty) Ltd
61 832 8 012 190,56
Klingenberg, B E Prescribed Officer
Director
Sasol Limited
Sasol Chemicals (USA)
LLC
Sasol Oil (Pty) Ltd
72 072 9 339 089,76
Mokoena, C K
Prescribed Officer
Director
Sasol Limited
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
50 790 6 581 368,20
Victor, P Director
Sasol Limited
Sasol (USA) Corporation
88 191 11 427 789,78
Award date:
4 December 2020
Acceptance date:
14 December 2020
Vesting periods:
In respect of performance shares (65% of the award):
50% after 3 years and the balance after 5 years
In respect of time restricted shares (35% of the award)
100% after 5 years
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Annual LTI Award (off-market)
Price per share*
US$8,45
Nature and extent of interest:
Direct beneficial

Surname and
initials
Designation
Company
Number
of
shares
Total value of
the transaction
(USD)**
Griffith, B V
Prescribed Officer
Director
Sasol Limited
Sasol (USA)
Corporation
60 532 511 495,40
* Strike price per share is nil. The shares were awarded at US$8,45 being the closing price on 3 December 2020
.
** The total transaction value is the Price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

The following awards have been made to directors of major subsidiaries of Sasol Limited:
Award date:
4 December 2020
Acceptance date:
14 December 2020
Vesting periods:
50% after 3 years and the balance after 5 years
30% of the award is subject to the achievement of
corporate performance targets to be achieved over the
3 year performance period
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual LTI Award (off-market)
Price per share*
R129,58
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Total value of
the transaction
(ZAR)**
Baijnath, B Director
Sasol South Africa
Limited
19 845 2 571 515,10
Booley, T Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
19 863 2 573 847,54
Khoele, G L Director Sasol Oil (Pty) Ltd 10 081 1 306 295,98
Laxa, R M Director
Sasol South Africa
Limited
20 335 2 635 009,30
Nndwammbi, N G
Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
17 004 2 203 378,32
Stofberg, N Director
Sasol Chemicals (USA)
LLC
10 675 1 383 266,50
Syed, F Director Sasol Oil (Pty) Ltd 14 905 1 931 389,90
Vilakazi, P M*** Director
Sasol Oil (Pty) Ltd
Sasol South Africa
Limited
15 897 2 059 933,26
* Strike price per share is nil. The shares were awarded at R129,58 being the closing price on 3 December 2020
.
** The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
*** Includes on-appointment LTI award.

Clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.

7 December 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 December 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Group Company Secretary